UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Results of the Annual General Meeting of Shareholders of Micware Co., Ltd. by Written Resolution

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K (the “Previous Report”) filed by Micware Co., Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on May 19, 2026, the Company caused the notice to be sent on or about May 18, 2026 to all holders of its ordinary shares (“Ordinary Shares”) as of the record date of February 28, 2026 (the “Record Date”) with respect to its annual general meeting of shareholders by written resolution (the “Meeting”). The Company closed the receipt of consent forms from holders of Ordinary Shares on May 29, 2026, Japan Standard Time.

Holders of Ordinary Shares of a total of 56,141,914 votes, representing 100% of the votes exercisable as of the Record Date, unanimously approved and adopted all the resolutions as originally proposed, including:

Item 1: Approval of the Financial Statements for the 23rd Fiscal Year (March 1, 2025, to February 28, 2026); and

Item 2: Election of One Director (Kazunori Mori).

Under the Companies Act of Japan, the proposal shall be deemed to be approved by resolution of the general meeting of shareholders without the convention of such meeting if all shareholders entitled to vote approve the proposal in writing or by electronic record. The number of voting rights in this report has been presented to give effect to the 241-for-1 share split of the issued and outstanding Ordinary Shares which became effective on March 31, 2026.

Election of Mr. Kazunori Mori as the Company’s Director

As approved by the written resolution by the Company’s holders of Ordinary Shares, Mr. Kazunori Mori was elected as a director of the Company, effective May 29, 2026.

Mr. Kazunori Mori, aged 48, joined the Company in April 2026 and served as an executive officer responsible for marketing until June 2026. He has also been serving as a director at our five Japanese subsidiaries since April 2026. Mr. Mori began his career at Toyota Tsusho Corporation (TYO: 8015, “Toyota Tsusho”) in April 2000. His final position at Toyota Tsusho was a general manager at its Advanced Mobility Services Division, where he served from April 2024 to March 2026. Prior to joining the Company, Mr. Mori was a representative director and chief executive officer at NEXTY Electronics Corporation, a subsidiary of Toyota Tsusho and a trading company focusing on semiconductors, from April 2024 to June 2025. He also founded Resheed Inc., a consulting firm focusing on management consulting across industries, including the automotive sector, in September 2025, and has been its representative director and chief executive officer since then. Mr. Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: June 8, 2026

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